Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 16, 2026

References are made to the circular (the “Circular”) of Baozun Inc. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated May 15, 2026. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Circular.

The poll results in respect of the proposed resolutions as set out in the Notice are as follows:

Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
1.	To receive, consider and adopt the audited consolidated financial statements for the year ended December 31, 2025 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report.	Class A ordinary shares (“Class A Shares”)	53,267,001 (99.908058%)	49,020 (0.091942%)	289,763 (–%)	53,316,021	53,316,021
		Class B ordinary shares (“Class B Shares”)	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	186,274,381 (99.973691%)	49,020 (0.026309%)	289,763 (–%)	186,323,401	66,616,759

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Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
2.	(a) To re-elect the following retiring Directors:
	(i) Mr. Yiu Pong Chan as an independent Director.	Class A Shares	37,573,136 (70.167504%)	15,974,637 (29.832496%)	58,011 (–%)	53,547,773	53,547,773
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	170,580,516 (91.437043%)	15,974,637 (8.562957%)	58,011 (–%)	186,555,153	66,848,511
	(ii) Mr. Steve Hsien-Chieng Hsia as an independent Director.	Class A Shares	33,227,387 (62.060493%)	20,312,934 (37.939507%)	65,463 (–%)	53,540,321	53,540,321
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	166,234,767 (89.111131%)	20,312,934 (10.888869%)	65,463 (–%)	186,547,701	66,841,059
	(iii) Mr. Benjamin Changqing Ye as an independent Director.	Class A Shares	33,264,410 (62.125068%)	20,279,853 (37.874932%)	61,521 (–%)	53,544,263	53,544,263
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	166,271,790 (89.129094%)	20,279,853 (10.870906%)	61,521 (–%)	186,551,643	66,845,001
	(b) To authorize the board of Directors (the “Board”) to fix the Directors’ fees.	Class A Shares	52,410,296 (97.889482%)	1,129,977 (2.110518%)	65,511 (–%)	53,540,273	53,540,273
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	185,417,676 (99.394269%)	1,129,977 (0.605731%)	65,511 (–%)	186,547,653	66,841,011
3.	To re-appoint KPMG as auditor of the Company and authorize the Board to fix its remuneration.	Class A Shares	52,942,739 (98.890559%)	593,958 (1.109441%)	69,087 (–%)	53,536,697	53,536,697
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	185,950,119 (99.681599%)	593,958 (0.318401%)	69,087 (–%)	186,544,077	66,837,435

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Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
4.	To give a general mandate to the Directors to allot, issue and deal with additional Class A ordinary shares or American depositary shares of the Company (the “ADSs”) and/or resell treasury shares of the Company (if permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) not exceeding 20% of the number of the issued shares of the Company (excluding treasury shares) (the “Issue and Resale Mandate”).	Class A Shares	29,833,234 (55.762678%)	23,667,127 (44.237322%)	105,423 (–%)	53,500,361	53,500,361
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	162,840,614 (87.310378%)	23,667,127 (12.689622%)	105,423 (–%)	186,507,741	66,801,099
5.	To give a general mandate to the Directors to buy back Class A ordinary shares or ADSs not exceeding 10% of the number of the issued shares of the Company (excluding treasury shares).	Class A Shares	52,471,172 (98.056968%)	1,039,734 (1.943032%)	94,878 (–%)	53,510,906	53,510,906
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	185,478,552 (99.442557%)	1,039,734 (0.557443%)	94,878 (–%)	186,518,286	66,811,644
6.	To extend the Issue and Resale Mandate by the number of Class A ordinary shares or ADSs bought back by the Company.	Class A Shares	31,043,045 (57.972282%)	22,505,037 (42.027718%)	57,702 (–%)	53,548,082	53,548,082
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	164,050,425 (87.936544%)	22,505,037 (12.063456%)	57,702 (–%)	186,555,462	66,848,820
7.	To approve the grant of 1,678,320 restricted share units to Mr. Vincent Wenbin Qiu pursuant to the 2022 Plan.	Class A Shares	9,597,914 (35.433970%)	17,488,845 (64.566030%)	26,519,025 (–%)	27,086,759	27,086,759
		Class B Shares	0 (0.000000%)	0 (0.000000%)	133,007,380 (–%)	0	0
		Total	9,597,914 (35.433970%)	17,488,845 (64.566030%)	159,526,405 (–%)	27,086,759	27,086,759

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Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
8.	To approve the grant of 1,110,447 restricted share units to Mr. Junhua Wu pursuant to the 2022 Plan.	Class A Shares	9,449,786 (34.886487%)	17,637,453 (65.113513%)	26,518,545 (–%)	27,087,239	27,087,239
		Class B Shares	0 (0.000000%)	0 (0.000000%)	133,007,380 (–%)	0	0
		Total	9,449,786 (34.886487%)	17,637,453 (65.113513%)	159,525,925 (–%)	27,087,239	27,087,239
9.	To approve the refreshment of the existing scheme mandate limit of the 2022 Plan so that the aggregate number of Class A ordinary shares to be allotted and issued under the 2022 Plan shall not exceed 10% of the number of the issued shares of the Company (excluding treasury shares).	Class A Shares	36,656,132 (68.498756%)	16,857,441 (31.501244%)	92,211 (–%)	53,513,573	53,513,573
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	169,663,512 (90.962173%)	16,857,441 (9.037827%)	92,211 (–%)	186,520,953	66,814,311
10.	To approve the refreshment of the existing service provider sublimit under the 2022 Plan so that the aggregate number of Class A ordinary shares to be allotted and issued to service providers under the 2022 Plan shall not exceed 3% of the number of the issued shares of the Company (excluding treasury shares).	Class A Shares	36,702,026 (68.585187%)	16,811,025 (31.414813%)	92,733 (–%)	53,513,051	53,513,051
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	169,709,406 (90.987033%)	16,811,025 (9.012967%)	92,733 (–%)	186,520,431	66,813,789

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 6 and 9 to 10, such resolutions were duly passed as ordinary resolutions. As less than 50% of the votes were cast in favour of the resolutions numbered 7 and 8, such resolutions were not passed as ordinary resolutions.

(b)	As at the Ordinary Shares Record Date (i.e. May 15, 2026), the total number of issued Shares was 187,585,241 Shares, comprising 174,284,503 Class A Shares (including 13,200,075 Class A shares represented by 4,400,025 ADSs held by the Company as treasury shares) and 13,300,738 Class B Shares. The Company confirmed that no voting rights of treasury shares have been exercised at the AGM.

(c)	Mr. Vincent Wenbin Qiu and his associates (as defined in the Listing Rules) and all core connected persons (as defined in the Listing Rules) of the Company, who held 34,288,593 Class A Shares and 13,300,738 Class B Shares of the Company as at the Ordinary Shares Record Date, were required to abstain and had abstained from voting on the resolution numbered 7 at the AGM.

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(d)	Mr. Junhua Wu and his associates (as defined in the Listing Rules) and all core connected persons (as defined in the Listing Rules) of the Company, who held 34,288,593 Class A Shares and 13,300,738 Class B Shares of the Company as at the Ordinary Shares Record Date, were required to abstain and had abstained from voting on the resolution numbered 8 at the AGM.

(e)	Save as disclosed above, no other Shareholder was required to abstain from voting in respect of the resolutions at the AGM. None of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(f)	Accordingly, the total number of Shares entitling the holders to attend and vote for or against on the resolutions numbered 1 to 6 and 9 to 10 above at the AGM was 174,385,166 Shares, comprising 161,084,428 Class A Shares and 13,300,738 Class B Shares; and the total number of Shares entitling the holders to attend and vote for or against on the resolutions numbered 7 and 8 above at the AGM was 126,795,835 Class A Shares.

(g)	According to the Articles of Association, each Class A Share shall entitle its holder to one vote and each Class B Share shall entitle its holder to ten votes in respect of all the resolutions.

(h)	Computershare Hong Kong Investor Services Limited, the Company’s Hong Kong branch share registrar, was appointed as the scrutineer for the purpose of vote-taking at the AGM.

(i)	Directors, namely, Mr. Vincent Wenbin Qiu, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu, and independent Directors, namely, Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye attended the AGM.

By order of the Board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

Hong Kong, June 16, 2026

As at the date of this announcement, the Board comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu as the Directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as the independent Directors.

*      for identification purposes only

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